Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Nine Months Ended
January 25, 2012
(Thousands of Dollars)
Fixed Charges:
Interest expense*	$221,673
Capitalized interest	291
Interest component of rental expense	34,167
Total fixed charges	$256,131

Earnings:
Income before income taxes	$952,839
Add: Interest expense*	221,673
Add: Interest component of rental expense	34,167
Add: Amortization of capitalized interest	593
Earnings as adjusted	$1,209,272

Ratio of earnings to fixed charges	4.72

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.